T. Rowe Price Tax-Free Intermediate Bond Fund, Inc.

1)The disclosure on residual interest bonds has been revised to reflect disclosure for residual interest securities.

Residual Interest Securities These are a type of potentially high-risk derivative. The income stream provided by an underlying tax-exempt bond is divided to create two securities, one short term and one long term. The interest rate on the short-term component is reset through periodic remarketing or another rate-setting process, typically every seven days. After income is paid on the short-term securities at current rates, the residual income goes to the long-term securities. Therefore, rising short-term interest rates result in lower income for the longer-term portion, and vice versa. The longer-term securities can be very volatile and may be less liquid than other municipals of comparable maturity. The IRS has not issued a definitive ruling on the tax-exempt nature of these securities. However, the fund will only invest in securities with a structure that nationally recognized bond counsel has concluded allows for the pass through of tax-exempt interest to investors.

2)Disclosure on Participation Interests has been removed from the prospectuses and replaced with the following.

Floating Rate Certificates

This term covers the short-term component discussed under Residual Interest Securities above or other short-term variable rate securities created using underlying tax-exempt fixed-rate bonds. These securities have been developed in the secondary market to meet the demand for short-term, tax-exempt securities. The IRS has not issued a definitive ruling on the tax-exempt nature of these securities. However, the fund will only invest in securities with a structure that nationally recognized bond counsel has concluded allows for the pass through of tax-exempt interest to investors.

Operating policy There is no limit on fund investments in these securities.